Exhibit 1.01

Conflict Minerals Report 2021

Summary of Apple’s Commitment to Responsible Sourcing

At Apple, our respect for human rights begins with our commitment to treating everyone with dignity and respect. Apple’s Board of Directors has adopted a human rights policy—Our Commitment to Human Rights (“Human Rights Policy”)—on behalf of Apple that governs how we treat everyone, including our customers, employees, business partners, and people at every level of our supply chain. In alignment with our Human Rights Policy, Apple works to protect the environment and to safeguard the well-being of the millions of people touched by our supply chain, from the mining level to the facilities where products are assembled. We are deeply committed to continually assessing our progress and building the lessons we learn into everything we do. We’ve embedded respect for human rights across our company—in the technology we make, in the way we make it, and in how we treat people.

Apple does not directly purchase or procure primary sourced minerals from mine sites. We are, however, committed to both meeting and exceeding internationally-accepted due diligence standards for primary minerals and recycled materials supply chains. We also seek to one day use only recycled and renewable minerals and materials in our products and packaging, and are committed to achieving carbon neutrality for our entire footprint by 2030—from our supply chain to the use of the products we make. Tin, tantalum, tungsten, and gold (“3TG”) are among 14 materials prioritized in our initial efforts to transition to recycled and renewable materials, based on an evaluation of the environmental, social, and supply impacts of 45 mined elements and raw materials. The results of this evaluation and the related methodology behind these Material Impact Profiles are available on Apple’s website for others to access and use.1

As we make progress toward these ambitious goals, we continue to source 3TG and other minerals, such as cobalt, responsibly, while working to improve conditions in and around mining communities, including in the Democratic Republic of the Congo (“DRC”) and adjoining countries. Our comprehensive approach to responsible minerals sourcing includes requirements and programs at many levels of the supply chain. Conducting human rights due diligence in alignment with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Due Diligence Guidance”) and the United Nations Guiding Principles on Business and Human Rights (“UN Guiding Principles”) is the foundation of Apple’s responsible sourcing program for primary sourced minerals, and informs Apple’s due diligence program for recycled minerals. The Apple Supplier Code of Conduct (“Supplier Code”), which includes Apple’s Supplier Responsibility Standard on the Responsible Sourcing of Materials (“Responsible Sourcing Standard”), requires suppliers, smelters, refiners, and recyclers in our supply chain to identify and assess a broad range of risks beyond conflict, including social, environmental, and human rights risks. Suppliers are also required to review reported incidents and public allegations linked to their smelters and refiners, and to participate in 3TG traceability and third party audit programs to address and mitigate identified risks.

[1]	Available at apple.com/environment/pdf/Apple_Material_Impact_Profiles_April2019.pdf

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Throughout the COVID-19 pandemic, we have continued our responsible sourcing activities, including by supporting communities in the DRC with resources and education on COVID-19 prevention measures.

As of December 31, 2021—for the seventh straight year—100 percent of the identified smelters and refiners in our supply chain for all applicable Apple products manufactured during calendar year 2021 participated in an independent third party conflict minerals audit for 3TG. These audits encompassed the identified smelters and refiners that provide materials for the following Apple product categories: iPhone®, Mac®, iPad®, AirPods®, Apple TV®, Apple Watch®, Beats® products, HomePod mini®, iPod touch®, Apple Card®, and all Apple accessories.

Since 2009, Apple has directed the removal of 163 3TG smelters and refiners from its supply chain (a total of 9 tantalum, 50 tin, 19 tungsten, and 85 gold smelters and refiners). In 2021, we removed 12 smelters and refiners from our supply chain, including those that were not willing to participate in or complete a third party audit, or that did not otherwise meet our requirements for the responsible sourcing of minerals. Of the 253 smelters and refiners of 3TG determined to be in our supply chain as of December 31, 2021, we found no reasonable basis for concluding that any such smelter or refiner sourced 3TG that directly or indirectly financed or benefited armed groups in the DRC or an adjoining country.

As we work to strengthen industry-wide due diligence programs operating in areas where 3TG minerals are sourced, we engage with and support a broad range of multistakeholder and community initiatives, including support for human rights and environmental defender organizations as well as whistleblower initiatives to empower independent, local voices to raise issues and report incidents at the mining level. Input from these stakeholders contributes to our robust due diligence program and drives industry-wide progress. We believe that all stakeholders (including governments, civil society, and industry) should enhance their efforts to implement comprehensive due diligence programs, measure impact, and work together with, and support, local communities to improve conditions and drive economic and social development in mining areas, including in the African Great Lakes region.

The below chart summarizes the comprehensive set of tools we utilize to drive progress throughout our supply chain.2

[2]	More information on Apple’s Responsible Minerals Sourcing program is available at apple.com/supplier-responsibility

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OECD Step 1: Strong Company Management Systems

In alignment with Step 1 of the OECD Due Diligence Guidance, Apple has robust internal policies and management systems overseeing its efforts for responsible sourcing of minerals.

Apple conducts business ethically, honestly, and in compliance with applicable laws and regulations. This applies to every business decision in every area of the company worldwide. Apple’s Business Conduct Policy provides a standard guide for what is required of everyone at Apple. Apple expects its suppliers, contractors, consultants, and other business partners to follow the Business Conduct Policy’s principles of honesty, respect, confidentiality, and compliance when providing goods or services to Apple or acting on its behalf. Apple’s company-wide Human Rights Policy governs how Apple treats everyone, from customers and teams to business partners and people at every level of its supply chain.

Apple’s Board of Directors oversees our CEO and other senior management in the competent and ethical operation of Apple on a day-to-day basis. Apple’s Audit and Finance Committee, consisting entirely of independent directors, assists Apple’s Board of Directors in monitoring significant business risks, including operational and reputational risks.

Apple’s Environment and Supply Chain Innovation (“ESCI”) team, within Apple’s Worldwide Operations group, has primary responsibility for upholding Apple’s values across the global supply chain. The ESCI team coordinates efforts related to Apple’s Supplier Code and Apple’s Responsible Sourcing Standard and works across Apple’s business teams and functions, including product design, manufacturing operations, environmental initiatives, procurement, legal, finance, and retail. The ESCI team also regularly reports to, and consults with, Apple’s senior management to review progress and set ongoing strategies for our responsible sourcing and human rights programs.

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Apple’s Supplier Code of Conduct and Supplier Responsibility Standard on the Responsible Sourcing of Materials

Apple’s Supplier Code, which includes Apple’s Responsible Sourcing Standard, applies to all levels of Apple’s supply chain, including traders, suppliers, sub-suppliers, mining companies, and operators of collection points for recycled minerals used in Apple products, and is based on industry and internationally accepted principles, including the UN Guiding Principles, the International Labour Organisation’s International Labour Standards, and the OECD Due Diligence Guidance. The Supplier Code outlines Apple’s requirements for its suppliers in the areas of labor and human rights, health and safety, the environment, ethics, and management systems. The Responsible Sourcing Standard specifically outlines Apple’s extensive requirements on the responsible sourcing of minerals and other materials, including expectations for suppliers concerning 3TG due diligence and related sourcing matters. The Supplier Code, including the Responsible Sourcing Standard, is available in 15 languages.

Each year, we evaluate and strengthen our Supplier Code. We also annually analyze third-party sustainability standards and map those against risk criteria such as labor and human rights, health and safety, Indigenous Peoples’ rights, and the environment. This analysis informs our understanding of which third-party sustainability standards align with our internal requirements and where we can strengthen our own standards.

Supplier Engagement

Apple requires its suppliers to adhere to the Supplier Code and the Responsible Sourcing Standard, including any subsequent amendments or updates. Suppliers are also required to apply Apple’s requirements upstream to their own suppliers throughout all levels of the supply chain. In this way, and through direct outreach by Apple to all 3TG smelters and refiners identified in its supply chain, Apple implements its requirement that smelters and refiners in its supply chain comply with Apple’s strict standards, including its requirement that smelters and refiners participate in third party audit programs.

We communicate our 3TG sourcing requirements to our direct suppliers annually, and throughout the year we engage with suppliers using tailored communication and guidance. We provide annual 3TG due diligence training webinars to suppliers that have reported 3TG to Apple. In addition, our SupplierCare portal provides suppliers with access to online training materials (in multiple languages) that focus on Apple’s due diligence expectations and requirements for 3TG reporting. Suppliers can reach out to Apple with questions about 3TG sourcing through the SupplierCare portal, or through a dedicated Apple email that allows suppliers to report concerns or grievances related to 3TG mining, processing, and trading. The concerns or grievances submitted are reviewed by Apple, and follow-up activities are conducted as appropriate. In addition, we conduct third party assessments of our suppliers who use 3TG in the parts and products supplied to Apple to ensure alignment with the OECD Due Diligence Guidance and our Supplier Code and Responsible Sourcing Standard. Additional information about these assessments is provided in Step 4 of this report. If we discover that our standards are not being met, we work collaboratively with suppliers to help them improve, in line with the OECD Due Diligence Guidance framework of progressive improvement.

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Industry and Stakeholder Engagement

We are committed to working in collaboration with stakeholders beyond our own supply chain. As part of this commitment, we regularly engage with a broad range of civil society, industry, academic, and government stakeholders.

In 2021, we convened a meeting of human rights, environmental, and minerals experts—including representatives from non-governmental organizations (“NGOs”) and government—to review and provide feedback on Apple’s programs and discuss strategies for engaging industry and other stakeholders on innovative approaches to the responsible sourcing of recycled and primary sourced minerals in supply chains.

Additionally, we continued to actively participate in multiple industry associations and multistakeholder initiatives, including serving on the board of the Responsible Business Alliance (“RBA”), the Steering Committee of the RBA’s Responsible Minerals Initiative (“RMI”), the Governance Committee of the Public Private Alliance for Responsible Minerals Trade (“PPA”)—a multi-sector initiative supporting the ethical production, trade, and sourcing of minerals from the African Great Lakes region—and as members of the European Partnership for Responsible Minerals and the Responsible Artisanal Gold Solutions Forum.

We continued to support the development of industry-wide, responsible-sourcing standards, including a responsible sourcing framework for certain artisanally-mined minerals being co-developed by the RMI and other stakeholders, as well as the RMI’s Environmental, Social, and Governance Standard and All Minerals Standard.

We also engaged with rightsholders in our minerals supply chains—including supporting the Fund for Global Human Rights, a public foundation that works with human rights organizations globally—as we work to incorporate learnings from human and environmental rights defender groups to further enhance our responsible sourcing initiatives.

Blockchain traceability

Throughout 2021, we continued to use blockchain solutions for tracing 3TG and other minerals in the supply chain, while ensuring data privacy. Apple believes that blockchain solutions are a tool to support—but not replace—supply chain due diligence. The interests of people working at the mining level and in surrounding communities should be taken into consideration when utilizing new technologies such as blockchain. As the use of new technologies increases, our goal is to ensure that data captured contributes to positive impacts along the supply chain.

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OECD Step 2: Identification and Assessment of Risk in the Supply Chain

Consistent with Step 2 of the OECD Due Diligence Guidance, we continuously conduct risk identification on, and assessments of, our supply chain. We work at multiple levels in our supply chain to identify and assess risk, including requiring our suppliers that utilize 3TG to submit an industry-standard Conflict Minerals Reporting Template (“CMRT”). We collect and process data provided by suppliers through their completion of the CMRT to map our supply chain to the smelter and refiner level and, to the extent available, to the mining level. Under the Responsible Sourcing Standard, suppliers are also required to inform Apple immediately if they identify certain high risks included in Annex II of the OECD Due Diligence Guidance, such as conflict or human rights risks associated with 3TG.

In addition to conducting our own supply chain due diligence, we work closely with third party audit programs—in particular, the RMI and the London Bullion Market Association (“LBMA”)—to identify risks at the smelter, refiner, and mining levels and to help strengthen industry auditing and certification bodies. The Risk Readiness Assessment (“RRA”)—developed by Apple in 2016 and widely adopted by industry via the RMI in 2018—continued to be utilized by downstream companies and upstream refiners and mining companies, with 366 RRAs completed as of December 31, 2021, compared with 341 completed as of 2020. The Copper Mark, an assurance framework for responsible copper production, also applied the RRA as part of its criteria to assess copper producers at 31 sites, an increase from 16 in 2020. Apple continues to use the RRA on a targeted basis through these industry platforms to assess risks in our global supply chain, with a particular focus on new smelters and refiners that enter our supply chain and on additional minerals beyond 3TG.

Apple also utilizes the RMI’s Minerals Grievance Platform, an online cross-industry platform designed to screen and address grievances linked to minerals supply chains. Through the platform, NGOs, companies, and any member of the public can anonymously submit grievances related to risks outlined in Annex II of the OECD Due Diligence Guidance. A platform manager screens and conducts due diligence on the submitted grievances and provides a summary to member organizations via the platform website once a grievance is addressed and closed. This collaboration among stakeholders increases transparency, consistency, and accountability in how public allegations concerning smelters and refiners are identified, addressed, and resolved.

Empowering Voices in Mining Communities

Apple believes that only addressing allegations that potentially affect its own supply chain will not lead to systemic progress. Accordingly, we have taken steps to work with a broad group of stakeholders to address public allegations together. This includes reviewing public allegations from civil society groups, and analyzing investigative reports by international organizations—including NGOs and the United Nations Group of Experts on the DRC—related to risks outlined in Annex II of the OECD Due Diligence Guidance.

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Apple believes that empowering independent voices at the mining level is critical to identifying and assessing risks in the 3TG supply chain. For the sixth consecutive year, Apple provided funding to the International Tin Association’s International Tin Supply Chain Initiative’s (“ITSCI”) whistleblowing mechanism in the DRC, which enables people in and around mining communities in seven provinces of the DRC to place anonymous voice calls, send SMS messages in local languages, and otherwise raise concerns related to mineral extraction, trade, handling, and exporting via local networks. In 2021, ITSCI and its partner organizations continued to increase awareness and utilization of the whistleblowing mechanism through radio campaigns in mining communities, distributing promotional material, and consulting with local civil society actors and other stakeholders.

In 2021, we continued to support the Fund for Global Human Rights to support human rights, labor, and environmental defenders in the DRC. Groups supported by this partnership work on a range of issues, including the economic and social rights of mining communities, inclusive economic growth, judicial advocacy, environmental justice, the rule of law, as well as health, safety, and fair compensation for mining communities.

In 2021, Apple also continued to provide funding to Pact, an international development NGO, to deliver rights awareness training to miners, youth, and community officials in artisanal and small-scale mining (“ASM”) communities in the DRC. These training sessions were designed to raise awareness on a range of human rights issues and were based in part on curriculum developed by the United Nations Children’s Emergency Fund (“UNICEF”). Apple also provided funding to the RBA Foundation in support of Pact’s fifth year of a vocational education program for youth living in mining communities in the Lualaba province of the DRC. In continued response to the COVID-19 pandemic, Pact coordinated with local communities and health officials to provide information and resources, including access to free face masks, soap, and educational materials on symptoms and prevention measures.

OECD Step 3: Strategy to Respond to Identified Risks

In alignment with Step 3 of the OECD Due Diligence Guidance, we implement our due diligence program and conduct supply chain analysis by leveraging information gained from independent research, engaging with civil society groups and rightsholders, analyzing third party audits, and working directly with smelters and refiners to respond to risks identified in our supply chain.

We closely monitor completion of third party audits and corrective action plans by the smelters and refiners in our supply chain. In the instances where smelters or refiners delay implementation of corrective action plans developed by third party audits, we leverage our downstream position, conducting applicable smelter or refiner outreach to reiterate the requirement for the smelter or refiner to complete and close the associated corrective action plan in order to remain in our supply chain.

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If smelters or refiners are unable or unwilling to meet our standards, we take necessary actions, through our suppliers, to terminate the applicable business relationships. As of December 31, 2021, we found that all identified smelters and refiners in our supply chain participated in or completed a third party audit that met Apple’s requirements for the responsible sourcing of minerals. Since 2009, Apple has directed removal of 163 3TG smelters or refiners from our supply chain, including more than 80 gold refiners.

Upstream Due Diligence

Each year, we analyze incident data provided by ITSCI and RCS Global Group’s Better Mining program (“Better Mining”), two upstream traceability and due diligence programs that monitor tin, tantalum, and tungsten mines in the DRC and across the African Great Lakes region. We work with these programs to help develop their incident review processes, and review and monitor incidents generated through their respective reporting systems, including reviewing corrective actions and confirming incidents are closed in accordance with the programs’ criteria.

In 2021, we continued to review incidents and accompanying analysis reported by both ITSCI and Better Mining. As part of this process, we also reviewed reported incidents that directly or indirectly could have benefited or financed armed groups in the DRC or adjoining countries. In 2021, we found no reasonable basis for concluding that any of the reported incidents were connected to tin, tantalum, or tungsten included in Apple’s products. The challenges of tracking specific mineral quantities through the supply chain continue to impede the traceability of any specific mineral shipment through the entire product manufacturing process.

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Innovating Responsible Gold Sourcing

While considerable progress has been made in identifying and addressing risks associated with tin, tantalum, and tungsten supply chains, Apple continues to address remaining challenges in the global gold supply chain through its due diligence program, which is aligned with the OECD Due Diligence Guidance Supplement on Gold and other sources, as well as through innovation. Apple is pioneering industry-leading traceability mechanisms for recycled materials to build a supply chain of exclusively recycled gold. In 2021, for the first time, we used 100 percent certified recycled gold in an Apple product: the plating of the main logic board and the wire in the front and rear cameras for iPhone 13.

As part of our risk assessment and due diligence efforts, we designed and implemented systems that focus specifically on the gold supply chain. Apple accepts certification from the RMI’s Responsible Minerals Assurance Process (“RMAP”) and the LBMA’s Responsible Gold Program for gold refiners in our supply chain. We also prioritize gold in our efforts to transition to recycled and renewable materials in our products, and 100 percent of our recycled gold refiners are audited. In 2021, we reviewed gold refiners in our supply chain to identify potential risks and other sourcing challenges, and subsequently worked with suppliers to address such identified risks and challenges and to remove refiners as necessary.

In addition to conducting robust due diligence, Apple believes that innovative and data-driven solutions to sourcing help reduce risk and improve traceability. In 2021, we continued to fund and scale the Salmon Gold project with Tiffany & Co., led by RESOLVE, a sustainability non-profit. The Salmon Gold project works with small-scale miners and Indigenous Peoples in remote regions of the Yukon, Alaska, and British Columbia to support a mining practice that helps restore rivers and streams so that salmon and other fish can thrive. Since RESOLVE first introduced the Salmon Gold project in 2017, the organization has connected local placer miners, environmentalists, and government agencies to mitigate the damage done by historic mining activities. The gold mined from this project is then traced from its origin to a refiner in Apple’s supply chain using blockchain technology.

Further building on innovative approaches to gold sourcing globally, in 2021, we continued to work with the Massachusetts Institute of Technology’s D-Lab Innovation Centers in Colombia. These Innovation Centers support training for local gold miners and community leaders to develop sustainable solutions to ASM challenges.

Apple believes that the lessons learned from these programs will help support further innovation across the supply chains of additional minerals.

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OECD Step 4: Independent Third Party Audit of Supply Chain Due Diligence

Apple believes third party audits remain foundational to robust due diligence systems. In particular, third party audits play a significant role in providing assurance that smelters and refiners have appropriate due diligence systems in place, while helping to ensure that operations and sourcing practices are aligned with the OECD Due Diligence Guidance, and do not support conflict, including in the DRC or adjoining countries. Since 2015, we have continued to reach a 100 percent rate of participation in third party audit programs by identified smelters and refiners in our supply chain.

In addition to smelter and refiner audit participation, in 2021 we continued to engage an independent audit firm to conduct specialized responsible sourcing audits of select suppliers in order to have a deeper review of their internal management systems and implementation of Apple’s requirements related to 3TG and other minerals. These specialized audits continue to be part of Apple’s supplier engagement program which includes our Supplier Code assessments. At the end of an Apple-managed assessment or specialized audit, the supplier is given a list of areas to strengthen with regard to our Supplier Code and Responsible Sourcing Standard, and the supplier is required to correct any identified nonconformances in a timely manner. We provide support to help suppliers complete a corrective action plan to meet and exceed our requirements within the timeline identified as a result of the assessment or specialized audit. Timelines for corrective actions typically range between 30 and 90 days. If a supplier is unwilling or unable to meet Apple’s requirements, we will terminate applicable business relationships.

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Supporting Data and Research Development

In addition to conducting independent assessments of our own supply chain, we continue to support a range of multistakeholder-led research initiatives that contribute to broader learnings on the impact of due diligence programs, and opportunities for future innovations. Building on research Apple previously supported which assessed the human rights impacts of due diligence programs, in 2021 we continued to participate in PPA work groups to drive responsible sourcing innovations. Apple advised on PPA initiatives including developing plans for a symposium on effectively using data to understand and drive due diligence impacts, and leading a proposal selection process for the PPA to fund research on effective models for ASM cooperatives. We also supported research on opportunities for technology use in responsible minerals production and sourcing in the DRC and participated in consultations around the OECD’s monitoring and evaluation framework, which was released in 2021.

We continued to provide funding to the independent non-profit organization IMPACT, to digitize a framework based on the United Nations Sustainable Development Goals which aims to harmonize how the impact of supply chain-related activities on socioeconomic and environmental well-being in ASM communities is measured. And we continued our support for the Working Capital Fund to invest in scalable innovations in technological solutions for more transparent supply chains.

In 2021, the International Organization for Migration (“IOM”) continued to utilize the Remediation Guidelines for Victims of Exploitation in Extended Minerals Supply Chains, created previously in consultation with Apple, including piloting the program in additional countries.

OECD Step 5: Report on Supply Chain Due Diligence

Apple reports annually on its due diligence requirements through its Conflict Minerals Report filed with the U.S. Securities and Exchange Commission. Apple also publishes a list of all identified 3TG, cobalt, and lithium smelters and refiners in its supply chain, 100 percent of which participated in third party audits as of December 31, 2021, and publishes its Supplier List based on direct spend for materials, manufacturing, and assembly of Apple products worldwide3. In addition, we publish the following4:

•	Environmental, Social, and Governance Report

•	People and Environment in our Supply Chain Report

•	Environmental Progress Report

•	Product Environmental Reports

•	Material Impact Profiles

•	Statement on Efforts to Combat Human Slavery and Trafficking

[3]	All referenced reports can be found at apple.com/supplier-responsibility
[4]	All referenced reports can be found via the following links:

apple.com/supplier-responsibility

apple.com/environment

investor.apple.com/esg

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Determination

As of December 31, 2021, based on our due diligence efforts, including the information provided by our suppliers, Apple believes that the smelters and refiners listed in Annex I were used to process 3TG in our products at some point during 2021. Through our smelter and refiner identification and validation process, we have identified a total of 265 smelters and refiners that processed 3TG in our supply chain during 2021. Of these 265 smelters and refiners:

•

12 were removed including those that: previously participated in but subsequently stopped participating in a third party audit program; were not willing to participate in or complete a third party audit within given timelines; exceeded third party audit corrective action plan timelines; or failed to meet Apple’s Supplier Code, Responsible Sourcing Standard, or 3TG mineral requirements.

•	253 remained in Apple’s 3TG supply chain as of December 31, 2021.

Based on the information provided by our suppliers, smelters, and refiners, as well as from third party audit programs, Apple believes that the 3TG contained in our products originated from the countries listed in Annex II, as well as from recycled and scrap sources. Apple’s reasonable country of origin inquiry is based on third party audit information and, to the extent the information has not been made available through audit programs, via the collection of additional information by Apple using other sources such as the United States of America Geological Survey. To the extent reasonably possible, we have documented the country of origin of identified smelters and refiners based on information received through the RMI’s RMAP, the LBMA, a survey of smelters and refiners, or third-party reviews of publicly available information. However, some country of origin information has not been audited by a third party because, for example, applicable smelters and refiners ceased operations before completing a third party audit. Therefore, Apple does not have sufficient information to conclusively determine the countries of origin of the 3TG in all of our products.

Of all 253 smelters and refiners of 3TG determined to be in our supply chain as of December 31, 2021, Apple found no reasonable basis for concluding that any such smelter or refiner sourced 3TG that directly or indirectly financed or benefited armed groups in the DRC or an adjoining country. Of these 253 smelters and refiners, 30 are known to be directly sourcing from the DRC or an adjoining country, of which 100 percent continued to participate in a third party audit as of December 31, 2021 which involves a review of the traceability of the smelter’s or the refiner’s 3TG, as well as a validation of its due diligence systems and country of origin information. The foregoing does not include smelters and refiners indirectly sourcing from the DRC or adjoining countries by acquiring 3TG from these 30 smelters and refiners.

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About This Report

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2021. Information contained on the websites referenced in this report is not part of, or incorporated by reference into, this filing. Information presented in this report is based on calendar years.

Apple believes it constitutes a “downstream” company in that Apple or its suppliers purchase cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which presently are limited to tin, tantalum, tungsten, and gold related materials after processing by smelters or refiners. In addition, Apple does not directly purchase or procure primary sourced minerals from mine sites.

This report relates to the process undertaken in accordance with OECD Due Diligence Guidance for Apple products that were manufactured, or contracted to be manufactured, during 2021 and that contain 3TG. These product categories are iPhone®, Mac®, iPad®, AirPods®, Apple TV®, Apple Watch®, Beats® products, HomePod mini®, iPod touch®, Apple Card®, and all Apple accessories. Third-party products that Apple retails but that it does not manufacture or contract to manufacture are outside the scope of this report.

The smelters and refiners identified in this report include those producing inputs for service or spare parts contracted for manufacturing in 2021 for use in connection with the subsequent service of previously-sold products, including products serviced in subsequent years using those parts. This report does not include smelters of tin, tantalum, or tungsten or refiners of gold where such 3TG are included in end-of-life service parts for products that Apple no longer manufactures or contracts to manufacture.

This report’s use of the terms “smelters” and “refiners” refers to the facilities processing primary 3TG to retail purity. Apple suppliers have in some cases reported smelters and refiners that Apple believes are not operational or may have been misidentified as smelters and refiners. As a result, Apple continues to conduct independent research on smelters and refiners and to work with suppliers throughout its supply chain to revalidate, improve, and refine their reported information, taking into account supply chain fluctuations and other changes in status or scope and relationships over time. “Identified” smelters and refiners are those that (i) have been reported in a supplier’s CMRT, (ii) Apple believes are currently operational, were operational at some point during the applicable year, or, while inoperative, capable of re-engagement with minimal delay or effort, and (iii) otherwise meet the definition of a smelter or refiner, provided that Apple may determine to treat a third party as an identified smelter or refiner notwithstanding a reclassification of such third party or a change in its status. As part of its reasonable country of origin inquiry, Apple has determined that certain suppliers are utilizing at least some 3TG from secondary materials (i.e., scrap or recycled materials). Facilities that process only secondary materials (i.e., scrap or recycled materials) are excluded from the scope of this report.

Participating smelters and refiners are those that have agreed to participate in or have been found compliant with independent third-party conflict minerals audit programs confirming their 3TG sourcing practices. Such programs may also include audits of traceability requirements, conformity with the OECD Due Diligence Guidance, management systems, and/or risk assessments. Independent third-party 3TG audit programs include the RMI’s RMAP and the LBMA’s Responsible Gold Program. Throughout this report, the audits by these programs are included in references to “third party audit” programs.

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ANNEX I: Smelter and Refiner List

List of identified smelters and refiners of 3TG reported in Apple’s supply chain as of December 31, 2021.

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner
Tungsten	A.L.M.T. Corp.*	Japan

Tungsten	ACL Metais Eireli	Brazil

Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam

Tungsten	Chenzhou Diamond Tungsten Products Co., Ltd.	China mainland

Tungsten	China Molybdenum Tungsten Co., Ltd.	China mainland

Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China mainland

Tungsten	Cronimet Brasil Ltda	Brazil

Tungsten	Fujian Ganmin RareMetal Co., Ltd.	China mainland

Tungsten	Ganzhou Haichuang Tungsten Co., Ltd.	China mainland

Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China mainland

Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.*	China mainland

Tungsten	Ganzhou Seadragon W & Mo Co., Ltd.	China mainland

Tungsten	Global Tungsten & Powders Corp.*	United States

Tungsten	Guangdong Xianglu Tungsten Co., Ltd.	China mainland

Tungsten	H.C. Starck Tungsten GmbH*	Germany

Tungsten	Hunan Chenzhou Mining Co., Ltd.	China mainland

Tungsten	Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji**	China mainland

Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd.	China mainland

Tungsten	Hydrometallurg, JSC*	Russian Federation

Tungsten	Japan New Metals Co., Ltd.*	Japan

Tungsten	Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China mainland

Tungsten	Jiangxi Gan Bei Tungsten Co., Ltd.	China mainland

Tungsten	Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China mainland

Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China mainland

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Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner
Tungsten	Jiangxi Yaosheng Tungsten Co., Ltd.	China mainland

Tungsten	Jingmen Dewei GEM Tungsten Resources Recycling Co., Ltd.	China mainland

Tungsten	JSC “Kirovgrad Hard Alloys Plant” **	Russian Federation

Tungsten	Kennametal Fallon*	United States

Tungsten	Kennametal Huntsville*	United States

Tungsten	KGETS Co., Ltd.*	South Korea

Tungsten	Lianyou Metals Co., Ltd.*	Taiwan

Tungsten	Malipo Haiyu Tungsten Co., Ltd.	China mainland

Tungsten	Masan High-Tech Materials*	Vietnam

Tungsten	Moliren Ltd.	Russian Federation

Tungsten	Niagara Refining LLC*	United States

Tungsten	Philippine Chuangxin Industrial Co., Inc.*	Philippines

Tungsten	TANIOBIS Smelting GmbH & Co. KG*	Germany

Tungsten	Unecha Refractory Metals Plant*	Russian Federation

Tungsten	Wolfram Bergbau und Hütten AG*	Austria

Tungsten	Woltech Korea Co., Ltd.	South Korea

Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.*	China mainland

Tungsten	Xiamen Tungsten Co., Ltd.*	China mainland

Tungsten	Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China mainland

Tin	Alpha*	United States

Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.*	China mainland

Tin	Chifeng Dajingzi Tin Industry Co., Ltd.*	China mainland

Tin	China Tin Group Co., Ltd.*	China mainland

Tin	CV Venus Inti Perkasa	Indonesia

Tin	Dowa*	Japan

Tin	EM Vinto***	Bolivia (Plurinational State of)

Tin	Estanho de Rondonia S.A.	Brazil

Tin	Fenix Metals*	Poland

Tin	Gejiu Kai Meng Industry and Trade LLC	China mainland

Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China mainland

Tin	Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.*	China mainland

Tin	Gejiu Zili Mining And Metallurgy Co., Ltd.	China mainland

Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.*	China mainland

Tin	HuiChang Hill Tin Industry Co., Ltd.	China mainland

Tin	Huichang Jinshunda Tin Co., Ltd.**	China mainland

Tin	Jiangxi New Nanshan Technology Ltd.*	China mainland

Tin	Luna Smelter, Ltd.	Rwanda

Apple Inc. | 2021 Conflict Minerals Report | 15

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Tin	Ma’anshan Weitai Tin Co., Ltd.*	China mainland

Tin	Magnu’s Minerais Metais e Ligas Ltda.*	Brazil

Tin	Malaysia Smelting Corporation (MSC)*	Malaysia

Tin	Melt Metais e Ligas S.A.	Brazil

Tin	Metallic Resources, Inc.*	United States

Tin	Metallo Belgium N.V.*	Belgium

Tin	Metallo Spain S.L.U.*	Spain

Tin	Mineração Taboca S.A.	Brazil

Tin	Minsur	Peru

Tin	Mitsubishi Materials Corporation*	Japan

Tin	O.M. Manufacturing (Thailand) Co., Ltd.*	Thailand

Tin	O.M. Manufacturing Philippines, Inc.*	Philippines

Tin	Operaciones Metalurgicas S.A.	Bolivia (Plurinational State of)

Tin	PT Artha Cipta Langgeng	Indonesia

Tin	PT ATD Makmur Mandiri Jaya	Indonesia

Tin	PT Babel Inti Perkasa	Indonesia

Tin	PT Babel Surya Alam Lestari	Indonesia

Tin	PT Bangka Serumpun	Indonesia

Tin	PT Bukit Timah	Indonesia

Tin	PT Menara Cipta Mulia	Indonesia

Tin	PT Mitra Stania Prima	Indonesia

Tin	PT Mitra Sukses Globalindo	Indonesia

Tin	PT Prima Timah Utama	Indonesia

Tin	PT Rajawali Rimba Perkasa	Indonesia

Tin	PT Rajehan Ariq	Indonesia

Tin	PT Refined Bangka Tin	Indonesia

Tin	PT Sariwiguna Binasentosa	Indonesia

Tin	PT Stanindo Inti Perkasa	Indonesia

Tin	PT Sukses Inti Makmur	Indonesia

Tin	PT Timah Nusantara	Indonesia

Tin	PT Timah Tbk Kundur	Indonesia

Tin	PT Timah Tbk Mentok	Indonesia

Tin	PT Tinindo Inter Nusa	Indonesia

Tin	Resind Indústria e Comércio Ltda.	Brazil

Tin	Rui Da Hung*	Taiwan

Tin	Soft Metais Ltda.*	Brazil

Tin	Super Ligas	Brazil

Tin	Thai Nguyen Mining and Metallurgy Co., Ltd.	Vietnam

Tin	Thaisarco*	Thailand

Apple Inc. | 2021 Conflict Minerals Report | 16

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	China mainland

Tin	Tin Technology & Refining*	United States

Tin	White Solder Metalurgia e Mineração Ltda.	Brazil

Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China mainland

Tin	Yunnan Yunfan Non-ferrous Metals Co., Ltd.**	China mainland

Tantalum	AMG Brasil	Brazil

Tantalum	Asaka Riken Co., Ltd.*	Japan

Tantalum	Changsha South Tantalum Niobium Co., Ltd.*	China mainland

Tantalum	D Block Metals, LLC*	United States

Tantalum	Exotech Inc.*	United States

Tantalum	F&X Electro-Materials Ltd.	China mainland

Tantalum	FIR Metals & Resource Ltd.*	China mainland

Tantalum	Global Advanced Metals Aizu	Japan

Tantalum	Global Advanced Metals Boyertown*	United States

Tantalum	Guangdong Rising Rare Metals-EO Materials Ltd.	China mainland

Tantalum	H.C. Starck Hermsdorf GmbH*	Germany

Tantalum	H.C. Starck Inc.*	United States

Tantalum	Hengyang King Xing Lifeng New Materials Co., Ltd.	China mainland

Tantalum	Jiangxi Dinghai Tantalum & Niobium Co., Ltd.	China mainland

Tantalum	Jiangxi Tuohong New Raw Material	China mainland

Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China mainland

Tantalum	Jiujiang Tanbre Co., Ltd.*	China mainland

Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China mainland

Tantalum	KEMET de Mexico*	Mexico

Tantalum	Meta Materials*	North Macedonia

Tantalum	Metallurgical Products India Pvt., Ltd.*	India

Tantalum	Mineração Taboca S.A.	Brazil

Tantalum	Mitsui Mining and Smelting Co., Ltd.*	Japan

Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China mainland

Tantalum	NPM Silmet AS*	Estonia

Tantalum	QuantumClean*	United States

Tantalum	Resind Indústria e Comércio Ltda.	Brazil

Tantalum	Solikamsk Magnesium Works OAO	Russian Federation

Tantalum	Taki Chemical Co., Ltd.*	Japan

Tantalum	TANIOBIS Co., Ltd.	Thailand

Tantalum	TANIOBIS GmbH*	Germany

Tantalum	TANIOBIS Japan Co., Ltd.*	Japan

Tantalum	TANIOBIS Smelting GmbH & Co. KG*	Germany

Tantalum	Telex Metals*	United States

Apple Inc. | 2021 Conflict Minerals Report | 17

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Tantalum	Ulba Metallurgical Plant JSC*	Kazakhstan

Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China mainland

Tantalum	XinXing Haorong Electronic Material Co., Ltd.*	China mainland

Tantalum	Yanling Jincheng Tantalum & Niobium Co., Ltd.	China mainland

Gold	8853 S.p.A.***	Italy

Gold	Advanced Chemical Company*	United States

Gold	Aida Chemical Industries Co., Ltd.*	Japan

Gold	Al Etihad Gold Refinery DMCC*	United Arab Emirates

Gold	Allgemeine Gold-und Silberscheideanstalt A.G.	Germany

Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan

Gold	AngloGold Ashanti Córrego do Sítio Mineração	Brazil

Gold	Argor-Heraeus S.A.	Switzerland

Gold	Asahi Pretec Corp.	Japan

Gold	Asahi Refining Canada Ltd.	Canada

Gold	Asahi Refining USA Inc.	United States

Gold	Asaka Riken Co., Ltd.*	Japan

Gold	Augmont Enterprises Private Limited	India

Gold	Aurubis AG	Germany

Gold	Bangalore Refinery*	India

Gold	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)***	Philippines

Gold	Boliden AB	Sweden

Gold	C. Hafner GmbH + Co. KG	Germany

Gold	CCR Refinery – Glencore Canada Corporation	Canada

Gold	Cendres + Métaux S.A.***	Switzerland

Gold	Chimet S.p.A.	Italy

Gold	Chugai Mining*	Japan

Gold	Daye Non-Ferrous Metals Mining Ltd.	China mainland

Gold	DODUCO Contacts and Refining GmbH*	Germany

Gold	Dowa*	Japan

Gold	DSC (Do Sung Corporation)*	South Korea

Gold	Eco-System Recycling Co., Ltd. East Plant*	Japan

Gold	Eco-System Recycling Co., Ltd. North Plant*	Japan

Gold	Eco-System Recycling Co., Ltd. West Plant*	Japan

Gold	Emirates Gold DMCC*	United Arab Emirates

Gold	Geib Refining Corporation*	United States

Gold	Gold Refinery of Zijin Mining Group Co., Ltd.	China mainland

Gold	Great Wall Precious Metals Co., Ltd. Of CBPM	China mainland

Gold	Heimerle + Meule GmbH	Germany

Apple Inc. | 2021 Conflict Minerals Report | 18

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Gold	Heraeus Germany GmbH Co. KG*	Germany

Gold	Heraeus Metals Hong Kong Ltd.	China mainland

Gold	Inner Mongolia Qiankun Gold and Silver Refinery Share Co., Ltd.	China mainland

Gold	Ishifuku Metal Industry Co., Ltd.	Japan

Gold	Istanbul Gold Refinery	Turkey

Gold	Italpreziosi	Italy

Gold	Japan Mint	Japan

Gold	Jiangxi Copper Co., Ltd.	China mainland

Gold	JSC Novosibirsk Refinery	Russian Federation

Gold	JSC UralElectromed	Russian Federation

Gold	JX Nippon Mining & Metals Co., Ltd.	Japan

Gold	Kazzinc	Kazakhstan

Gold	Kennecott Utah Copper LLC	United States

Gold	KGHM Polska Miedz Spólka Akcyjna	Poland

Gold	Kojima Chemicals Co., Ltd.*	Japan

Gold	Korea Zinc Co., Ltd.	South Korea

Gold	L’Orfebre S.A.*	Andorra

Gold	LS-NIKKO Copper Inc.	South Korea

Gold	LT Metal Ltd.*	South Korea

Gold	Marsam Metals*	Brazil

Gold	Materion*	United States

Gold	Matsuda Sangyo Co., Ltd.	Japan

Gold	Metal Concentrators SA (Pty) Ltd.***	South Africa

Gold	Metalor Technologies (Hong Kong) Ltd.	China mainland

Gold	Metalor Technologies (Singapore) Pte., Ltd.	Singapore

Gold	Metalor Technologies (Suzhou) Ltd.	China mainland

Gold	Metalor Technologies S.A.	Switzerland

Gold	Metalor USA Refining Corporation	United States

Gold	Metalúrgica Met-Mex Peñoles S.A. de C.V.	Mexico

Gold	Mitsubishi Materials Corporation	Japan

Gold	Mitsui Mining and Smelting Co., Ltd.	Japan

Gold	MMTC-PAMP India Pvt., Ltd.	India

Gold	Moscow Special Alloys Processing Plant	Russian Federation

Gold	Nadir Metal Rafineri San. Ve Tic. A.S.	Turkey

Gold	Navoi Mining and Metallurgical Combinat	Uzbekistan

Gold	NH Recytech Company*	South Korea

Gold	Nihon Material Co., Ltd.	Japan

Apple Inc. | 2021 Conflict Minerals Report | 19

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Gold	Ögussa Österreichische Gold- und Silber-Scheideanstalt GmbH***	Austria

Gold	Ohura Precious Metal Industry Co., Ltd.*	Japan

Gold	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastsvetmet)	Russian Federation

Gold	PAMP S.A.	Switzerland

Gold	Planta Recuperadora de Metales SpA	Chile

Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation

Gold	PT Aneka Tambang (Persero) Tbk	Indonesia

Gold	PX Précinox S.A.	Switzerland

Gold	Rand Refinery (Pty) Ltd.	South Africa

Gold	Remondis PMR B.V.*	Netherlands

Gold	Royal Canadian Mint	Canada

Gold	SAAMP***	France

Gold	Safimet S.p.A***	Italy

Gold	SAFINA A.S.*	Czechia

Gold	Samduck Precious Metals*	South Korea

Gold	SAXONIA Edelmetalle GmbH*	Germany

Gold	SEMPSA Joyería Platería S.A.	Spain

Gold	Shandong Gold Smelting Co., Ltd.	China mainland

Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	China mainland

Gold	Sichuan Tianze Precious Metals Co., Ltd.	China mainland

Gold	Singway Technology Co., Ltd.*	Taiwan

Gold	SOE Shyolkovsky Factory of Secondary Precious Metals	Russian Federation

Gold	Solar Applied Materials Technology Corp.	Taiwan

Gold	Sumitomo Metal Mining Co., Ltd.	Japan

Gold	SungEel HiMetal Co., Ltd.*	South Korea

Gold	T.C.A S.p.A	Italy

Gold	Tanaka Kikinzoku Kogyo K.K.	Japan

Gold	Tokuriki Honten Co., Ltd.	Japan

Gold	TOO Tau-Ken-Altyn	Kazakhstan

Gold	Torecom*	South Korea

Gold	Umicore Precious Metals Thailand***	Thailand

Gold	Umicore S.A. Business Unit Precious Metals Refining	Belgium

Gold	United Precious Metal Refining, Inc.*	United States

Gold	Valcambi S.A.	Switzerland

Gold	Western Australian Mint (T/a The Perth Mint)	Australia

Gold	Wieland Edelmetalle GmbH***	Germany

Gold	Yamakin Co., Ltd.*	Japan

Apple Inc. | 2021 Conflict Minerals Report | 20

Conflict Mineral	Name of Smelter or Refiner	Location of Smelter or Refiner

Gold	Yokohama Metal Co., Ltd.*	Japan

Gold	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	China mainland

*	The smelter/refiner is believed to process at least some 3TG from recycled or scrap sources.

**	The smelter/refiner has changed its compliance or operational status since December 31, 2021.

***	The smelter/refiner continues to be in the process of removal as of the filing of this report and/or is no longer approved to be in Apple’s supply chain.

Apple Inc. | 2021 Conflict Minerals Report | 21

ANNEX II: Countries of Origin of 3TG

Argentina

Armenia

Australia

Austria

Azerbaijan

Benin

Bolivia

Botswana

Brazil

Bulgaria

Burkina Faso

Burundi*

Canada

Chile

China

Colombia

Cote D’Ivoire

Democratic Republic of the Congo*

Dominican Republic

Ecuador

Egypt

Eritrea

Eswatini

Ethiopia

Fiji

Finland

French Guiana

Georgia

Ghana

Guinea

Guyana

Honduras

India

Indonesia

Japan

Kazakhstan

Kyrgyzstan

Laos

Liberia

Malaysia

Mali

Mauritania

Mexico

Mongolia

Mozambique

Myanmar

Namibia

New Zealand

Nicaragua

Niger

Nigeria

Papua New Guinea

Peru

Philippines

Portugal

Russia

Rwanda*

Saudi Arabia

Senegal

Sierra Leone

South Africa

Spain

Sudan

Suriname

Sweden

Tanzania*

Thailand

Turkey

Uganda*

United Kingdom

United States

Uzbekistan

Venezuela

Vietnam

Zambia*

Zimbabwe

*	The DRC or an adjoining country

Apple Inc. | 2021 Conflict Minerals Report | 22